SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A.

Av. Brig. Faria Lima, 3064 / 13º	Tel: (11) 3841.6000
São Paulo - SP 01451-000	Fax: (11) 3841.6900

São Paulo, January 31, 2006

To
The Board of Directors of
TIM Participações S.A.
Avenida das Américas, 3434, Bloco 1
7º andar – Parte
22640-102 – Rio de Janeiro - RJ

Dear Sirs:

This letter, together with the report dated as of January 23, 2006, enclosed herewith, represents the “Valuation Report” prepared by Banco de Investimentos Credit Suisse (Brasil) S.A. (together with its affiliates, “CS”) in connection with the proposed merger of shares (incorporação de ações, as defined under Article 252 of Law 6404/76) involving TIM Participações S.A. (“TIM Participações”) and TIM Celular S.A. (“Tim Celular”, and together with TIM Participações, “Companies”) (“Transaction”), as required pursuant to Article 43 of the by-laws of TIM Participações.

The content and conclusions hereof are subject to all assumptions, disclaimers, qualifications and other statements set forth in the Valuation Report enclosed herewith. Capitalized terms have the meaning ascribed to them in the Valuation Report.

We have assumed that if the exchange ratio adopted by the board of directors of TIM Participações in connection with the Transaction falls within the ranges of relative values deriving from the Valuation Report with respect to the shares issued by each of the Companies would constitute “tratamento eqüitativo” for the Companies, for the purposes of the referred Article of the by-laws of TIM Participações (“Tratamento Eqüitativo”).

The ranges of values deriving from our Valuation Report is as set forth below:

EXCHANGE RATIO
	Minimum	Maximum
Number of shares of TIM Participações for each share of TIM Celular	42.7817	47.2125

1

Pursuant to the resolutions passed on the date hereof by the board of directors of TIM Participações, the exchange ratio adopted in connection with the Transaction was 45.8000. Such exchange ratio falls within the range of values set forth in our Valuation Report and, therefore, based on the foregoing, constitutes Tratamento Eqüitativo (as defined above).

Very truly yours,

BANCO DE INVESTIMENTOS CREDIT SUISSE (BRASIL) S.A.

2

The enclosed documentation is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction mentioned in the enclosed documentation shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 01, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer